TIMMINS GOLD / ALIO GOLD ANNOUNCES R
EVITALIZATION PLAN FOR SAN FRANCISCO MINE,
INCREASES 2017 GUIDANCE

May 11, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is proposing to change its name to Alio Gold Inc. at its upcoming Annual General Meeting of Shareholders. If approved, the Company expects to begin trading on both the TSX and the NYSE MKT under the ticker ALO on May 16, 2017. The Company is pleased to announce a revitalization plan for its San Francisco Mine (the “Mine”) in Sonora, Mexico. All figures are US$ unless otherwise stated.

HIGHLIGHTS

•	Increase in 2017 guidance of 86,000 to 92,000 ounces of gold produced (from 70,000 to 75,000);
•	Production of an average of 103,000 ounces of gold per year for a further six years (2018 to 2023);
•	Proven and Probable Mineral Reserves of 54.8 million tonnes at 0.53 g/t gold (928,700 ounces of contained gold);
•	Cash costs of $900/oz (AISC for the site of $935/oz) average over the life of mine; and,
•	Cash flow from operations of $34 million per year for six years (2018 to 2023 at $1,250/oz gold).

Commenting on the revitalization plan, Chief Executive Officer, Greg McCunn, said, “The San Francisco Mine is a cornerstone asset for the Company located in an excellent mining jurisdiction. Our plan to revitalize the Mine by investing some of the cash flow from operations back into improvements to the operations and capital stripping will result in the Mine generating significant cash flow from operations over the next seven years. The cash flow generated will fully fund the revitalization and be instrumental in executing our growth strategy, including building our high-grade, high margin Ana Paula Project”.

The updated Mineral Reserves for San Francisco were estimated at $1,200/oz gold and are shown in the table below:

Classification	Tonnes	Gold Grade (g/t)	Gold Ounces
Proven	29,619,000	0.569	541,600
Probable	17,974,000	0.566	326,900
Low Grade Stockpile	7,199,000	0.260	60,200
Total Mineral Reserves	54,792,000	0.527	928,700

The Revitalization Plan will be published as a NI 43-101 compliant Technical Report and will be filed on SEDAR at www.sedar.com on or before June 30, 2017. This will replace the Updated Mineral Resource and Reserve Plan dated September 30, 2016, and amended November 25, 2016. It is the Company’s intention to begin a routine process of updating its Mineral Resources and Reserves on an annual basis at the end of every calendar year.

SAN FRANCISCO REVITALIZATION PLAN

Background

The San Francisco Mine is situated in the north central portion of the state of Sonora, Mexico, approximately 150 kilometres north of the state capital, Hermosillo. The Company owns 100% of the mining operation, which consists of 13 mining concessions, multiple open pit mining operations, crushing and heap leaching facilities.

The mineralization at the Mine is granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The Mine declared commercial production during April 2010. The table below summarizes production from 2010 through 2016:

Year	Gold Produced (ounces)
2010	54,011
2011	72,506
2012	94,444
2013	119,655
2014	120,023
2015	93,353
2016	100,322

Updated Mine Plan

The Company has updated the life of mine plan for San Francisco as of April 1, 2017. The mine plan is based on Measured and Indicated Resources, including low grade stockpile material processed at the end of the mine plan. The mine life extends to 2024 with residual gold recovered from the leaching operations following the cessation of mining.

The updated Mineral Resources for San Francisco were estimated at $1,350/oz gold and are shown in the table below:

Classification	Tonnes	Gold Grade (g/t)	Gold Ounces*
Measured	47.5	0.535	816,000
Indicated	27.3	0.553	485,000
Total M&I	74.8	0.541	1,302,000
Inferred	0.72	0.566	13,000

*Total may not add due to rounding

A detailed mine plan was estimated based on the Measured and Indicated Resources using a gold price of $1,200/oz. The updated Mineral Reserves are shown in the table below:

Classification	Tonnes	Gold Grade (g/t)	Gold Ounces
Proven	29,619,000	0.569	541,600
Probable	17,974,000	0.566	326,900
Low Grade Stockpile	7,199,000	0.260	60,200
Total Mineral Reserves	54,792,000	0.527	928,700

The mining and production is shown in the following table:

	9 mo 2017(1)	2018	2019	2020	2021	2022	2023	2024	Total
Ore Mined (Mt)	6.1	8.0	8.0	8.0	8.0	8.0	1.2	-	47.4
Operating Waste (Mt)	14.3	24.6	27.6	34.7	31.9	34.5	2.2	-	169.8
Strip Ratio (W:O)	2.4	3.1	3.4	4.3	4.0	4.3	1.8	-	3.6
Ore Stacked (Mt)	6.1	8.0	8.0	8.0	8.0	8.0	8.0	0.4	54.6
Ore Grade (g/t Au)	0.49	0.55	0.60	0.56	0.57	0.58	0.33	0.26	0.52
Gold Produced (oz)	66,087	104,922	112,984	108,518	110,294	109,638	71,225	11,103	694,771

(1) 2017 is for the 9 months of production remaining in fiscal 2017 (April 1 to Dec 31).

The cash flow from operations for the life of mine was estimated using current operating costs for mining, processing, site administration, transportation and refining as well as sustaining capital. The following table shows the annual cash flow from operations estimations at a spot gold price of $1,250/oz:

	9 mo 2017(1)	2018	2019	2020	2021	2022	2023	2024	Total
Revenue ($M)	83.2	132.0	142.2	136.6	138.8	138.0	89.6	14.0	874.3
Cash Costs(2) ($M)	62.5	88.9	99.3	106.9	106.0	113.8	41.1	9.0	627.5
Cash Costs(2) ($/oz)	896	822	852	968	952	1,012	691	1,200	900
Sust Capital ($M)	7.2	4.0	4.0	4.0	4.0	1.3	-	-	24.4
Site AISC ($/oz)	1,004	860	888	1,005	989	1,024	691	1,200	935
Cash Flow from Ops(3) ($M)	13.5	39.1	38.9	25.7	28.8	22.8	48.5	5.0	222.4

(2)	Cash costs include silver by-product revenues, metal inventory movements, royalties and realization costs.
(3)	Cash Flow from Operations is pre-tax.

Sensitivity to Gold Price

The revised mine plan will generate positive cash flow from operations at gold prices as low as $1,000/oz as shown in the table below. All cash flows are shown after royalties and before taxes:

Gold Price ($/oz)	Life of Mine Before-Tax Cash Flow from Operations ($M)
1,000	55
1,100	121
1,200	188
1,250	222
1,300	257
1,400	325
1,500	392

Expansion Capital

The updated life of mine plan expands production over the remaining estimated life of mine to 694,771 ounces. The previous life of mine plan envisioned production of approximately 340,000 ounces over the same period. In order to expand production to approximately double the previous life of mine plan, the Company intends to invest expansionary capital over the next three years as shown in the following table:

	9 mo 2017(1)	2018	2019	Total*
Capital Stripping ($M)	4.3	20.5	13.3	38.0
Crushing Modifications ($M)	2.1	2.6	0.2	4.9
Power Upgrade ($M)	1.5	0.5	-	2.0
Total ($M)	7.8	23.6	13.5	44.9

*Total may not add due to rounding.

The expansionary capital is predominantly made up of capital stripping to open up the San Francisco main pit and the La Chicharra pit. In addition, modifications will be made to the crushing circuit to provide finer material to the heap leach pads, leading to enhanced gold recovery. Life of mine gold recovery is expected to average 73%. An upgrade to the site power distribution system will eliminate the need for a diesel power generator which has been providing power to a portion of the crushing circuit for a number of years.

Operating Costs

The operating costs for the life of mine were based on current operations and updated pricing from the mining contractor, Peal Mexico SA de CV, for the new life of mine plan:

Area	Unit	Cost
Mining	$/t mined	$1.80
Processing	$/t processed	$3.35
Site Administration	$M/year	$4.16

About Timmins Gold / Alio Gold

Timmins Gold / Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Technical Information & Qualified Person Notes:

The Company retained Micon International Limited (Micon) to conduct an audit of its resource and reserve estimates and prepare an update of its 2016 Technical Report. The purpose of this Technical Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated mining plan, compliant with National Instrument NI 43-101 (NI 43-101) and Canadian National Instrument (NI) 43-101.

Micon’s most recent Technical Report for TMM was entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated September 30, 2016 and amended November 25, 2016. That Technical Report was filed on the System for Electronic Document Analysis and Retrieval (SEDAR, www.sedar.com) which is an electronic filing system developed for the Canadian Securities Administrators (CSA). Prior to this current Technical Report, Micon has written nine prior reports on the San Francisco Mine since 2005.

Micon does not have nor has it previously had any material interest in Timmins Gold / Alio Gold or related entities. The relationship is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This news release includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This news release is intended to be used by the Company subject to the terms and conditions of its agreement with Micon. That agreement permits the Company to file a supporting report as a Technical Report with the CSA pursuant to provincial securities legislation or with the SEC in the United States. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this new release reflect Qualified Persons’ best independent judgment in light of the information available to them at the time of writing. The Qualified Persons and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

The qualified persons responsible for the preparation of the technical content of this news release are William J. Lewis, B.Sc., P.Geo., Alan J. San Martin, MAusIMM (CP)., Mani Verma, P.Eng. and Richard M. Gowans, P.Eng.

Mr. Lewis conducted the February 2016 site visit. Messrs. Verma, San Martin and Lewis conducted the previous 2013 site visit. Mr. Gowans conducted his desk top review in Toronto, based on the information provided to him by Timmins. Mr. Lewis has conducted a number of site visits to the San Francisco Project since 2005 and is familiar with the Project.

Mr. Lewis, a Senior Geologist with Micon, is responsible for the independent summary and review of the exploration on the San Francisco Project, the comments on the propriety of Timmins Gold’s exploration drilling program, the plans and budget for the next phase of exploration and the review of Timmins Quality Assurance/Quality Control (QA/QC) program at the mine site. Mr. Lewis and Mr. San Martin, a Mineral Resource Modeller with Micon, conducted the review and audit of the resource estimate.

Mr. Verma, an Associate Mining Engineer with Micon, is responsible for the review of the mine plan, production scheduling, operations and the terms of the existing mining contract. Mr. Verma also reviewed the capital and operating cost estimates for the Project and reviewed the discounted cash flow and sensitivity analyses used to evaluate Project economics. Mr. Gowans, President and Principal Metallurgist of Micon, reviewed the metallurgical aspects of the San Francisco Project.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including: estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.